August 20, 2014

Via EDGAR

Mr. William H. Thompson

Accounting Branch Chief

Division of Corporation Finance

U.S. Securities and Exchange Commission

Washington, D.C. 20549

Re:

Sempra Energy

Form 10-K for Fiscal Year Ended December 31, 2013

Filed February 27, 2014

File No. 1-14201

Dear Mr. Thompson:

On behalf of Sempra Energy, we have the following responses to the comments on the above-referenced filing in your letter dated August 14, 2014.  For your convenience, we have repeated the comments in bold type above each of our responses.

Exhibit 13 – Annual Report to Security Holders

Notes to Consolidated Financial Statements

Note 1. Significant Accounting Policies and Other Financial Data, page 104

Comprehensive Income, page 117

1.

Please tell us your consideration of disclosing changes in accumulated other comprehensive income (loss) by component and reclassifications out of accumulated other comprehensive income for the each of the years presented.  Refer to ASC 220-10-45-14A.

Response:

In accordance with the adoption of ASU 2013-02, Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income, and ASC 220, Comprehensive Income, we provided the required disclosures on page 118, “Changes in Accumulated Other Comprehensive Income (Loss) by Component” and on page 119, “Reclassifications out of Accumulated Other Comprehensive Income (Loss)” for the year ended December 31, 2013.  ASC 220-10-45-14A requires presentation of the changes in the accumulated other comprehensive balances for each component of equity for the period presented on the face of the financial statements or as a separate disclosure in the notes.  Based on paragraph 4 of ASU 2013-02, codified into ASC 220-10-65-3, which addresses transition and states that the provisions shall be applied prospectively for public entities, we provided the disclosure for only the year ended December 31, 2013.

In our Form 10-K for fiscal year ending December 31, 2014 and thereafter, we will provide disclosure for changes in accumulated other comprehensive income (loss) by component and reclassification out of accumulated other comprehensive income (loss) for each of the years presented.

Note 3. Acquisition and Divesture Activity, page 127

Sempra Renewables, page 129

2.

We note that you measure equity investments in joint ventures formed upon the sale of 50% interests in solar power facilities at their historical cost and that no portion of the gains were attributable to a re-measurement of the retained investments to fair value.  Please explain to us how your measurement complies with the guidance in ASC 810-10-40-5.

Response:

ASC 810, Consolidation, provides guidance related to the deconsolidation of a subsidiary or derecognition of a group of assets.  However, prior to applying the guidance in ASC 810-10-40-5, we considered ASC 810-10-40-3(A)(1), which states that deconsolidation and derecognition related to the sale of in-substance real estate are not subject to the guidance provided in ASC 810.

In order to determine the correct accounting and measurement related to our joint ventures formed upon the sale of 50% interests in solar power facilities, we applied the guidance in ASC 360-20, Plant, Property and Equipment – Real Estate Sales.  Based on the nature of the underlying assets, these solar investments are considered in-substance real estate.  Included in the scope of ASC 360 are transactions involving integral equipment, which is defined as equipment or structures, affixed to real estate that cannot be removed and used separately without incurring significant cost.  The solar investments include underlying assets, such as utility scale solar panels and transmission equipment affixed to land that would require significant cost to remove and as a result, are integral equipment and considered in-substance real estate under ASC 360.

For each of these solar investment transactions, upon meeting the criteria provided in ASC 360-20-40-46, Partial Sale by Seller for in-substance real estate, a gain was recognized based on the difference between the carrying value of the portion of the investment sold and the proceeds received.  Upon recognition of the partial sale of real estate, the retained portion of the investment continues to be measured at historical cost and is not remeasured.

Note 9. Derivative Financial Instruments, page 169

Financial Statement Presentation, page 172

3.

Please tell us how to reconcile current liabilities and deferred credits and other liabilities in the table of derivative instruments on the consolidated balance sheets to the amounts disclosed in the consolidated balance sheets for each year presented.

Response:

The reconciling items are purchase contracts that were originally marked as derivatives but are now designated normal contracts in accordance with the normal purchases and sales scope exception provided in ASC 815, Derivatives and Hedging.  In accordance with ASC 815-10-15-45, these contracts are outside the scope of the disclosure provided in Note 9.  We provide the reconciliation below (in millions of dollars).

SEMPRA ENERGY CONSOLIDATED
Reconciliation of NOTE 9: Derivative Financial Instruments
As of December 31,
	2013		2012

		Deferred		Deferred
		credits		credits
	Current	and other	Current	and other
	liabilities:	liabilities:	liabilities:	liabilities:
	Fixed-price	Fixed-price	Fixed-price	Fixed-price
	contracts	contracts	contracts	contracts
	and other	and other	and other	and other
	derivatives	derivatives	derivatives	derivatives
Balance sheet amounts	$ (55)	$ (228)	$ (77)	$ (252)
Normal Purchase Contracts (not a fair value measure)	16	130	31	145
Amounts provided in table	$ (39)	$ (98)	$ (46)	$ (107)

In light of the Staff’s comment and to further enhance our disclosures, future filings will include additional language to indicate that the table of derivative instruments on the consolidated balance sheets does not include contracts designated normal under ASC 815-10-15-45.

In addition to the foregoing responses, the company acknowledges that:

•

the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•

staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•

the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We are available to discuss our responses to your comments at any time. You may reach the undersigned at 619-696-4565 (tmihalik@sempra.com).

Sincerely,

/s/ Trevor I. Mihalik

Trevor I. Mihalik

Senior Vice President,

Controller and Chief Accounting Officer

Cc:

Donna Di Silvio

Staff Accountant

Securities and Exchange Commission

Debra L. Reed

Chairman and Chief Executive Officer

Sempra Energy

Joseph H. Householder

Executive Vice President and Chief Financial Officer

Sempra Energy